

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 29, 2007

Peter Lurie, Esq.
Secretary
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

> **Re:** **Virgin Mobile USA, Inc.**
> **Amendment No. 1 to the Form S-1**
> **Filed June 18, 2007**
> **File No. 333-142524**

Dear Mr. Lurie:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have considered your response to prior comment 1 of our letter dated June 4, 2007. We are unable to evaluate the underwriter status of Sprint Nextel and the Virgin Group in the offering without more facts and analyses. Please expand your analysis to address the affiliate status of Sprint Nextel and the Virgin Group, each entity's ownership in the registrant before and after the offering, how and when each entity received the shares being offered, and the number of shares being offered by the company and on behalf of each entity in the offering.

Risks Related to Our Class A Common Stock and this Offering, page 27

"We may be required to make payments to the underwriters…", page 31

2.   We have considered your response to prior comment 10 of our letter dated June 4, 2007. In your next response letter, tell us the number of shares and percentage of the offering that will be reserved for your directed share program and whether the

potential indemnification obligation could be material to the company. Tell us whether your indemnification obligation applies only to the directed share program or whether it also applies to other shares being purchased under the underwriting agreement.

Unaudited Pro Forma Financial Information , page 42

3.   We note your response to prior comment 12 of our letter dated June 4, 2007. Clarify your statement that "following the reorganization transactions, Virgin Mobile USA, LLC will be controlled by the Registrant." Please note that we will defer our final evaluation of your response until you have disclosed the percentages of common stock of Virgin Mobile USA, Inc. that each entity will own after the transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies and Estimates, page 61

4.   We note your response to prior comment 17 of our letter dated June 4, 2007. In order for us to evaluate your accounting policy, please provide us with more information regarding your handset inventory by addressing the following items:

- Tell us how long your inventory typically remains on your balance sheet prior to its sale to a retailer (or an end customer in the case of consignment arrangements).
- On a relative basis, provide us with a comparison of the amount you typically pay for handsets, the amount at which you invoice the retailers, and the suggested retail price.

Results of Operations, page 65

Key Performance Metrics, page 65

5.   We note your response to prior comment 19 of our letter dated June 4, 2007 and reissue the prior comment. It does not appear that you have disclosed the requested information for certain items that were excluded from your measure of "Adjusted EBITDA", such as equity issued to a member and non-cash compensation expense. Specifically, it is not clear why you decided to exclude non-cash compensation expense since you would likely have paid more cash compensation if you had not issued equity-based compensation. Please revise your disclosures accordingly or advise.

Business, page 77

Competitive Strengths, page 89

Capital Efficient Business, page 90

6.   We note the disclosure about your average advertising spend per gross addition compared to Verizon Wireless' average advertising spend per gross addition. Please balance this statement and provide context by further disclosing, for example and if true, that Verizon Wireless' average revenue per user is significantly higher than your average revenue per user and that its churn is significantly lower than your churn.

Sales and Distribution, page 82

7.   We note your response to prior comment 25 of our letter dated June 4, 2007. In your response letter, tell us whether you intend to file as exhibits the agreements with your material distributors and, if not, why not. Refer to Regulation S-K Item 601(b)(10).

Management, page 105

Compensation Discussion and Analysis, page 109

8.   We reissue prior comment 34 of our letter dated June 4, 2007. Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to each named executive officer. Once you have revised your disclosure, we may have further comment.

9.   We reissue prior comment 35 of our letter dated June 4, 2007 to revise your disclosure to discuss each element of each named executive officer's compensation. Once you have revised your disclosure, we may have further comment.

10.   We note that you have yet to identify the members of your compensation committee and that you intend to use the "controlled company" exception under the NYSE rules. To the extent that a member of your compensation committee is not an independent director or is a named executive officer, please consider addressing that person's role in making compensation decisions.

Elements of Compensation, page 110

11.   We note your response to prior comment 36 of our letter dated June 4, 2007 regarding disclosure of the specific target levels for each of the performance

criteria you discuss under the Annual Incentive Plan. For each named executive officer and with regard to their 2006 compensation, disclose the specific components of the lifetime value and adjusted EBITDA metrics, whether each officer met, exceeded or failed to reach their targeted metrics, the value of the individual bonus targets, and the amount of the bonus awarded under the plan. Provide similar disclosure with respect to the 2005 Debt Bonus Plan.

12.   Refer to prior comment 39 of our letter dated June 4, 2007, and discuss within your compensation discussion and analysis Mr. Marchbank's new hire grant of options and the retention and sign-on bonuses awarded to specific named executive officers.

Equity-Based Incentive Arrangements, page 113

2002 Unit Option Plan and Unit Option Agreements, page 113

13.   Please clarify why you would have been required to make cash payouts to employees under the 2002 Unit Option Plan and Unit Option Agreements. Disclose whether any named executive officers have unit options or are parties to the Unit Option Agreements. Explain how the cashless exercise of unvested options would be made through a liquidity facility.

Other Equity-Based Incentive Awards, page 115

14.   Please disclose the number and material terms of the options to be granted to each of your named executive officers at the time of the initial public offering.

2006 Executive Compensation, page 118

15.   We note the revised disclosure you provided in response to prior comment 40 of our letter dated June 4, 2007, about adjusting option prices and the corresponding number of units to reflect the corresponding values under your new corporate structure. Please confirm that you will adjust the values using the mid-point of the offering price range in a pre-effective amendment.

Virgin Mobile USA, LLC Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Payments to Customers/Resellers, page F-9

16.   We note your response to prior comment 44 of our letter dated June 4, 2007. Please address the following items:

- We note that, if you lower the suggested retail price, you reimburse retailers for any losses they would incur by selling a handset at this price. Clarify whether your reimbursement is intended to cover only the losses the retailers incur (the difference between the new suggested retail price and the amount paid by the retailer) or a reimbursement of lost profits (the difference between the new and original suggested retail prices).
- Tell us whether you pay the same percentage commission upon the sale of Top-Up cards for retailers who also sell your handsets as compared to retailers who only sell the cards.
- Describe in more detail the nature and terms of the handset support payments. Tell us the circumstances under which they are paid, how they are calculated, and their relationship to the price protection provisions that you offer your retailers.
- Confirm to us that the proceeds received from the sale of Top-Up cards are not refundable under any circumstances.
- Disclose in your financial statements your accounting policy regarding the deferral and subsequent amortization of Top-Up card commissions.

Note 6. Debt, page F-15

17. We note your response to prior comment 46. It appears to us that you should record the expected mandatory prepayment as a current liability if it is probable that you will be required to make such a payment within the next year. Refer to ARB 43, Chapter 3, paragraph 7, which states that a current liability is an obligation whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets. Please revise your accounting policy or advise.

Note 8. Share-Based Awards, page F-18

18. We note your response to prior comment 49. Please address the following items:
- We note that you disclosed certain information regarding your SAR Awards in your interim financial statements at page F-31 in response to our prior comment. Please disclose this information in your annual audited financial statements.
- Please disclose, for each grant of option awards during 2006, the number of options, the exercise price, the fair value of the member units, and the intrinsic value, if any.
- Disclose whether the valuations used to determine the fair value of the member units were contemporaneous or retrospective.
- Tell us whether the valuation specialist was a related party.

- • Clarify for us why the impact of using the mid-point between the June 30, 2006 and December 31, 2006 valuations to value your SAR Awards granted in 2006 would have resulted in a credit to compensation expense.
- • Tell us why you did not update the fair market value of your units at the time you modified your option awards in June 2006. Tell us the date of the modification. In addition, clarify why the impact of using the midpoint between the valuations obtained on December 31, 2005 and June 30, 2006 would have resulted in a credit to compensation expense.
- • We note that you applied valuation discounts to account for lack of control and the lack of marketability in your application of the income approach. Tell us the percentage amounts of these discounts. In addition, explain for us in more detail your statement that you "estimated equity value on a minority, non-marketable basis."
- • We will defer our final evaluation of this issue until you provide a reconciliation between the fair value of the member units as of the date of each grant for the options or the valuation date for the stock appreciation rights and the estimated IPO price of the common stock of Virgin Mobile USA, Inc.

19. We note your response to prior comment 50. It is unclear to us why the option liquidity facility that provided for a cashless exercise could have required you to make a cash payout to the employees. Describe in more detail the provision that would have required this cash payout and the conditions that would have triggered this requirement. Also, tell us your consideration of FSP FAS 123(R)-4 in determining that you were only required to record these awards as liabilities if the contingent events were probable of occurring.

In addition, we note at page F-32 that you modified your option awards in a similar manner again in April 2007. Tell us how you assessed and accounted for these modifications.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Peter Lurie, Esq.
Virgin Mobile USA, Inc.
June 29, 2007
Page 7

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP
        Via Facsimile: (212) 455-2502